Pruco Life Insurance Company

Insured     Rider for Policy No.

TERMINATION OF BENEFIT

We agree that the benefit ,will end as of_______________________________________________.Then all references in this contract to that benefit will no longer apply. The premium for that benefit will not be payable on or after that date.

Rider attached to and made a part of this contract

Pruco Life Insurance Company
By: /s/ Dorothy K. Light
     Secretary

Date:                Attest:
PLI 78-82